SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. Thomas A. Tolworthy

Twinlab Consolidated Holdings, Inc.

632 Broadway, Suite 201

New York, NY 10012

Telephone (212) 651-8500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

October 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas A. Tolworthy

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
	INSTRUCTIONS)	(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		44,858,622
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		44,858,622
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		35,551,724
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		9,306,898

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,858,622

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.17(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 295,704,136 shares outstanding at October 21, 2015.

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Thomas A. Tolworthy hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2014, as amended by Amendment No. 1 filed with the SEC on May 13, 2015, as amended by Amendment No. 2 filed with the SEC on August 5, 2015, and as further amended by Amendment No. 3 filed with the SEC on September 29, 2015 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”). The Company's principal executive offices are located at 632 Broadway, Suite 201, New York, New York 10012.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by deleting the third full paragraph thereof as the transactions contemplated by the Membership Interest Purchase Agreement by and between an affiliate of Health described therein were consummated and Tolworthy no longer has the right to purchase the 3,493,450 shares of Common Stock described therein. Reference is hereby made to the Company’s Current Report on Form 8-K filed with the SEC on October 8, 2015 (the “October 8-K”) reporting the consummation of such Membership Interest Purchase Agreement.

Item 4 of the Statement is also hereby amended by adding the following text as the last full paragraphs thereof:

“As reported by the Company in the October 8-K, on October 5, 2015, Golisano Holdings LLC (“Golisano LLC”), Tolworthy, Little Harbor, LLC (“LH”), GREAT HARBOR CAPITAL, LLC (“GH”), the David L. Van Andel Trust U/A dated November 30, 1993 (the “DVA Trust”) and the Company entered into a Voting Agreement, dated as of October 5, 2015 (the “Golisano Voting Agreement”).

Pursuant to the Golisano Voting Agreement, each of Tolworthy, LH, GH and the DVA Trust agreed in favor of Golisano LLC to vote his or its shares of Common Stock, or shares over which such holder has voting control: (a) in favor of increasing the number of authorized shares of Common Stock of the Company to a sufficient number of shares of Common Stock as may be required at any time in order for the Company to issue all of the shares of Common Stock issuable pursuant to a warrant to purchase shares of Common Stock issued to Golisano LLC by the Company (the “Warrant”); (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Warrant or which could result in any of the conditions to the Company’s obligations under the Warrant not being fulfilled; (c) for so long as Golisano LLC continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon exercise of the Warrant), to ensure that the size of the Board of Directors of the Company (the “Board”) shall be set and remain at seven (7) directors from October 5, 2015 and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter; and (d) for so long as Golisano LLC continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of the Warrant), to ensure that two persons designated by Golisano LLC (each a “Golisano Designee” and collectively the “Golisano Designees”), shall be elected to the Board. One of the initial Investor Designees is B. Thomas Golisano and the other will be appointed by Golisano LLC at a later date.

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Each of Tolworthy, LH, GH and the DVA Trust also agreed in favor of Golisano LLC to vote all of his or its shares to ensure that: (a) no director elected by Golisano LLC may be removed from office unless (i) such removal is directed or approved by the affirmative vote of Golisano LLC or (ii) Golisano LLC is no longer so entitled to designate or approve such director; (b) any vacancies created by the resignation, removal or death of a director elected by Golisano LLC shall be filled pursuant to the provisions of the Golisano Voting Agreement; and (c) upon the request of Golisano LLC to remove the Golisano Designee as director, such Golisano Designee shall be removed.

The Golisano Voting Agreement remains in effect until terminated by the parties or the first date that Golisano LLC is no longer entitled to elect the Golisano Designees as directors of the Company in accordance with the terms of the Golisano Voting Agreement.

Golisano LLC, Tolworthy, LH, GH, the DVA Trust and the Company entered into a Voting Agreement, dated as of October 2, 2015 (the “GH Voting Agreement”). Pursuant to the GH Voting Agreement, each of Tolworthy, LH, Golisano LLC and the DVA Trust agreed in favor of GH to vote their shares of Common Stock, or shares over which such holder has voting control: (a) for so long as GH continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, to ensure that the size of the Board shall be set and remain at seven (7) directors from October 5, 2015 and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter; and (b) for so long as GH continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, to ensure that two persons designated by GH (each a “GH Designee” and collectively the “GH Designees”), shall be elected to the Board. One of the initial GH Designees is David L. Van Andel and the other will be appointed by GH at a later date.

Each of Tolworthy, LH, Golisano LLC and the DVA Trust also agreed in favor of GH to vote all of his or its shares to ensure that: (a) no director elected by GH may be removed from office unless (i) such removal is directed or approved by the affirmative vote of GH or (ii) GH is no longer so entitled to designate or approve such director; (b) any vacancies created by the resignation, removal or death of a director elected by GH shall be filled pursuant to the provisions of the GH Voting Agreement; and (c) upon the request of GH to remove the GH Designee as director, such GH Designee shall be removed.

The GH Voting Agreement remains in effect until terminated by the parties or the first date that GH is no longer entitled to elect the GH Designees as directors of the Company in accordance with the terms of the GH Voting Agreement.

On October 5, 2015, the Company and Tolworthy entered into a Surrender Agreement (the “Second Surrender Agreement”). Pursuant to the Second Surrender Agreement, Tolworthy agreed to surrender an aggregate of 60,470,957 shares of Common Stock including 26,564,030 shares of Common Stock in addition to the shares subject to surrender pursuant to the Surrender Agreement. The Second Surrender Agreement provides that of the aggregate 60,470,957 shares of Common Stock to be surrendered (i) 33,906,927 shares of Common Stock shall be surrendered pursuant to the Surrender Agreement; (ii) 26,564,030 shares of Common Stock shall be surrendered pursuant to the Second Surrender Agreement; and (iii) 9,306,898 shares of Common Stock held by Tolworthy shall remain subject to surrender to the Company pursuant to the Surrender Agreement. The shares of Common Stock surrendered pursuant to the (i) Surrender Agreement and (ii) Second Surrender Agreement were required to be used to issue the shares of Common Stock pursuant to the (i) Securities Purchase Agreement, dated as of October 2, 2015, by and between the Company and Golisano LLC, (ii) Stock Purchase Agreement by and between the Company and GH, as previously reported in the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2015, and (iii) exercise of the Company’s Warrants Nos. 2015-15 and 2015-16 by LH and the DVA Trust, respectively, as previously reported in the Company’s Current Report on Form 8-K filed on October 5, 2015.

4

On October 21, 2015, the Company and Tolworthy entered into a new Surrender Agreement (the “Third Surrender Agreement”). Pursuant to the Third Surrender Agreement, Mr. Tolworthy agreed to surrender an aggregate of 3,448,276 shares of Common Stock. The shares of Common Stock contributed to the Company pursuant to the Third Surrender Agreement are in addition to the shares of Common Stock that Mr. Tolworthy is required to surrender to the Company pursuant to the (i) Surrender Agreement and (ii) Second Surrender Agreement.

The foregoing descriptions of the (i) Golisano Voting Agreement; (ii) GH Voting Agreement; and (iii) Second Surrender Agreement are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to the October 8-K and hereby incorporated herein by reference. The foregoing description of the Third Surrender Agreement is qualified in its entirety by reference to the full text of such document, which document is an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on October 27, 2015 and hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Tolworthy beneficially owns (as defined by Rule 13d-3 under the Act) 44,858,622 shares, or 15.17% of the shares, of Common Stock outstanding as of October 5, 2015.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Tolworthy has sole power to vote or to direct the vote of 44,858,622 shares of Common Stock as to all matters other than those covered in the (i) Golisano Voting Agreement and (ii) GH Voting Agreement, shared power to vote or to direct the vote of 44,858,622 shares of Common Stock as to the matters covered in the (iii) Golisano Voting Agreement and (iv) GH Voting Agreement, sole power to dispose or to direct the disposition of 35,551,724 shares of Common Stock and shared power to dispose of 9,306,898 shares of Common Stock. Pursuant to the Surrender Agreement, the Company has shared power to dispose of 9,306,898 shares of Common Stock. See Item 4 of this Statement.”

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the surrender of (i) an aggregate of 12,987,012 shares of Common Stock to the Company on September 28, 2015 pursuant to the Surrender Agreement, (ii) an aggregate of 60,470,957 shares of Common Stock to the Company on October 5, 2015 pursuant to the (x) Surrender Agreement and (y) Second Surrender Agreement described in Item 4 of this Statement, and (iii) an aggregate of 3,448,276 shares of Common Stock to the Company on October 21, 2015 pursuant to the Third Surrender Agreement, Tolworthy did not effect any transaction in the Common Stock during the past sixty days.”

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On (i) October 2, 2015, Tolworthy entered into the GH Voting Agreement, (ii) October 5, 2015, Tolworthy entered into the Golisano Voting Agreement; (iii) October 5, 2015, Tolworthy entered into the Second Surrender Agreement; and (iv) October 21, 2015, Tolworthy entered into the Third Surrender Agreement. See Item 4 of this Statement.”

Item 7.	Material To Be Filed As Exhibits.

Exhibit 10.7	Voting Agreement, dated as of October 5, 2015, among Twinlab Consolidated Holdings, Inc., Golisano Holdings LLC, and Thomas A. Tolworthy, Little Harbor, LLC, Great Harbor Capital, LLC and the David L. Van Andel Trust U/A dated November 30, 1993 (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 8, 2015 by Twinlab Consolidated Holdings, Inc.)

Exhibit 10.8	Voting Agreement, dated as of October 2, 2015, among Twinlab Consolidated Holdings, Inc., Great Harbor Capital, LLC and Golisano Holdings LLC, Thomas A. Tolworthy, Little Harbor, LLC, and the David L. Van Andel Trust U/A dated November 30, 1993 (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 8, 2015 by Twinlab Consolidated Holdings, Inc.)

Exhibit 10.9	Surrender Agreement, dated as of October 5, 2015, between Twinlab Consolidated Holdings, Inc. and Thomas A. Tolworthy (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 8, 2015 by Twinlab Consolidated Holdings, Inc.)

Exhibit 10.10	Surrender Agreement, dated as of October 21, 2015, by and between Twinlab Consolidated Holdings, Inc. and Thomas A. Tolworthy (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 27, 2015 by Twinlab Consolidated Holdings, Inc.)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2015

/s/ Thomas A. Tolworthy
Thomas A. Tolworthy